Exhibit 99.1

Glass House Brands Announces Appointment of Yelena Katchko to its Board of Directors

The Appointment of Ms. Katchko restores the Board of Directors to eight members, its size since Glass House’s June 2021 IPO

LONG BEACH, CA and TORONTO, November 7, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the appointment of Yelena Katchko, Partner and founding member at Katchko, Vitiello & Karikomi, PC, as the newest member of the Company’s Board of Directors, effective immediately.

Kyle Kazan, Co-Founder, Chairman and CEO of Glass House stated, “Yelena is one of the industry’s most recognized names, with an impeccable track record in cannabis law and an unparalleled knowledge of the regulations that shape our industry’s structure. I believe that she will add tremendous value to the Company as our business grows and evolves.”

“Of the many things which I admire about Yelena, one that stands out is that she has maintained a focus on cannabis law all the way back to the very early days of 2010. Those were scary times when most professionals were too frightened to take that risk and I sincerely appreciate her fearlessness.”

Yelena has been honored as a “Southern California Super Lawyer Rising Star” for every year since 2018 and was named the Century City Bar Association “Cannabis Lawyer of the Year” in 2021. She is an attorney and a founding partner of Katchko, Vitiello & Karikomi, PC, a law firm located in Los Angeles, California with an authentic and deep-rooted presence in the local cannabis industry. At the helm of KVK’s cannabis practice group, Yelena handles intricate transactional, commercial, licensing, and regulatory compliance matters within the cannabis sphere.

Yelena began representing medicinal cannabis clients in the City of Los Angeles in 2010 and her experience includes involvement in shaping the Medicinal and Adult Use cannabis regulations in both the City of Los Angeles and the State of California through her expansive professional network, pro bono affiliations, local alliances and engagements in town halls. In particular, Ms. Katchko was integral to the city-wide resolution of City of Los Angeles v. 420 Grand et al. which provided a framework for Proposition D’s limited immunity and, later, Measure M’s priority licensure. She has developed significant experience in local government matters by being a key part of discussions with officials on the constantly changing cannabis regulatory landscape and by working closely with policy makers to advocate on behalf of her clients.

In addition to her professional commitments, Yelena serves as the Vice Chair of Programming for the Los Angeles County Bar Association – Cannabis Section and as affiliate counsel for the United Cannabis Business Association (UCBA), a statewide trade association built by the leaders of the California cannabis industry.

Said Ms. Katchko, “Although I’ve worked in the cannabis industry for 14 years, it is still in the early stages of its growth, with many new developments yet to come, such as Federal legalization and interstate transfer of cannabis goods. From its founding in 2015 to now, Glass House’s growth has been remarkable. I am excited to join its Board of Directors and look forward to contributing my expertise in business law, and cannabis licensing and regulatory compliance to help the board and the executive team maintain sustainable growth and robust profitability.”

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, Field and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com